                                 [CanWest Logo]


                                  NEWS RELEASE


For Immediate Release
January 21, 2004


           CanWest reports 19% increase in First Quarter Net Earnings

            International Operations and Newspapers Boost Q1 Results


WINNIPEG, CanWest Global Communications Corp. today reported its financial results for the three months ended November 30, 2003, the first quarter of its 2004 fiscal year. Consolidated net earnings were $81 million or $0.46 per share, representing a 19% increase from the $68 million or $0.39 per share reported for the first quarter of fiscal 2003.

On a combined basis, including the Company's 57.0% proportional share of Network TEN, earnings before interest, taxes, depreciation and amortization (EBITDA) were $208 million. This result reflects a small improvement from the pro forma combined EBITDA of $207 million recorded for the same period last year. Combined revenues of $719 million for the quarter were in line with pro forma combined revenues for the same quarter last year. Actual combined revenues for the prior year were $740 million.

Pro forma results for fiscal 2003 provide a comparison based upon the same asset base as existed for the period ended November 30, 2003. Pro forma results for the quarter ended November 30, 2002 therefore exclude the revenue and EBITDA contributions of certain newspapers assets in Ontario that were sold on February 15, 2003.

On a consolidated basis, revenues for the three month period ended November 30, 2003 were $586 million compared to consolidated revenues of $634 million for the same period in the previous year. On a pro forma basis revenues were $610 million for the first quarter of fiscal 2003. Consolidated EBITDA in the first quarter of fiscal 2004 was $153 million compared to reported EBITDA of $177 million for the first quarter of fiscal 2003. On a pro forma basis, consolidated EBITDA for the first quarter of fiscal 2003 was $170 million.

Overall, strong revenue performances in the Company's South Pacific operations, particularly Network TEN, were offset by reductions in revenue from Canadian broadcast operations and Entertainment division. After relatively strong performance during the summer months the Canadian television industry experienced declining advertising sales in the quarter, and results from the Company's broadcast operations reflect that overall market weakness, where revenues for the quarter were $191 million this year compared to $215 million in the same period last year. The decline in revenue had a direct impact on EBITDA, reducing EBITDA to $56 million in the current quarter compared to $81 million for the same quarter in the prior period. Entertainment revenues were $34 million, down from $48 million last year, reflecting the division's reduced production slate and continuing weak demand for programming in international markets.

A steady newspaper advertising market contributed to publishing revenues of $303 million, up 2% from pro forma revenues of $297 million for the corresponding period last year. Stable newsprint pricing and operating cost reductions resulted in an increase in EBITDA for the quarter of 11% to $83 million from the pro forma result of $75 million for the first quarter of fiscal 2003.

The Company's international operations registered significant gains in the quarter. Network TEN reported record quarterly television revenues and EBITDA, with CanWest's 57.0% interest in TEN's EBITDA increasing by 42% to $53 million compared to $37 million in the same period last year. TEN again led the Australian television industry in ratings in its target 16-39 demographic, while also making gains in overall ratings. Eye Corp, TEN's out-of-home advertising division, also registered significant improvements with a 10% increase in revenues to $11 million, and generating EBITDA of over $2 million for the quarter.

The Company's 3 and C4 Television Networks in New Zealand (formerly referred to as TV3 and TV4 respectively) reported aggregate EBITDA of $10 million, a 36% increase from the $7 million for the first quarter of fiscal 2003. New Zealand radio operations registered a 32% increase in EBITDA to $7 million compared to $5 million for the first quarter of fiscal 2003. CanWest's 45% interest in TV3 Ireland's EBITDA was $4 million for the quarter, about the same as last year.

Highlights for the quarter and the period since November 30, 2003 include the following:

o Global's Survivor VII continues to be the highest rated television program in both the Toronto and Vancouver markets among both 18-49 year olds and 25-54 year olds. During the fall ratings period, CanWest had 12 of the top 25 programs in Toronto and 17 of the top 25 in Vancouver among 18-49 year olds, compared to 10 and 5 programs respectively for its main competitor.

o In October, CanWest re-launched TV4, the Company's second television network in New Zealand, as C4, a music channel geared to youth and young adult audiences. Initial audience response to the new format has been very positive and, given the relatively low production costs of the new format, the Company is optimistic that C4 will reverse the losses incurred by TV4 in recent years. TV3 had previously been re-branded as 3 Television.

o In November, CanWest launched a new four tiered-system for access to its online services including a new electronic version of the Ottawa Citizen that provides subscribers with 5:00 a.m. Internet access to their daily newspaper in the same format as the home delivered paper. This new subscription service became available for the National Post in January and will roll out at other CanWest newspapers over the next several months.

o In October, the Company announced the appointment of the Honourable Frank McKenna P.C. Q.C. as Interim Chairman of the Board, following the sudden passing on October 7, 2003 of I.H.Asper O.C., O.M., Q.C.


o On December 17, the company announced the nomination of two new independent directors, Mr. Paul V. Godfrey and Professor Ronald J. Daniels, both of Toronto, Ontario, to stand for election to the Company's Board of Directors at the forthcoming annual general meeting of shareholders to be held in Montreal on January 29th, 2004.

o In December, Network TEN, secured a new five-year A$700 million syndicated loan facility on favourable terms, that will help to reduce TEN's financing costs

o In January, the Company received the previously announced distributions of interest and dividends from Network TEN. In total the Company received $100 million (A$103.5 million).

Commenting  on  the  results,  Leonard  Asper,  CanWest's  President  and  Chief
Executive Officer, said, "For the most part, CanWest's media operations performed well, particularly our television operations in Australia and New Zealand, which outpaced the growth of the television industries and the overall economies of those countries. Our newspapers also experienced year-over-year gains, during a period in which the Canadian economy was still recovering from the well-known setbacks from SARS, massive forest fires, Mad Cow disease and a power blackout in Ontario during the summer months. However, the Canadian television market struggled during the quarter, and declining advertising sales evident across the television industry in the Fall months did not reflect the improving Canadian economy."

"Looking ahead we expect the positive momentum of our international operations to continue. In Canada we remain optimistic that advertising markets will increasingly reflect the underlying health in the Canadian economy and there are signs that this is beginning to occur. The Fall schedule of Global Television includes a number of promising new shows, including The Apprentice and Average Joe, that should add positive momentum to our television operations. The Company continues to focus on cost savings through aggressive pursuit of operating efficiencies, while also registering revenue gains from the sale of multi-media advertising packages at both local and national levels. As before, our main priorities are to accelerate the reduction of corporate debt, improve operating margins and increase profits," Asper added.

This news release contains comments or forward-looking statements that are based largely on the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

The Company's financial statements are available on the corporate web site www.canwestglobal.com.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom. The Company's program production and distribution division operates in several countries throughout the world.

For more information, please contact:

Geoffrey Elliot                             or       John Maguire
Vice President, Corporate Affairs                    Chief Financial Officer
Tel: (204) 956-2025                                  Tel: (204) 956-2025
Fax: (204) 947-9841                                  Fax: (204) 947-9841
gelliot@canwest.com                                  jmaguire@canwest.com

                      CANWEST GLOBAL COMMUNICATIONS CORP.
                      CONSOLIDATED STATEMENTS OF EARNINGS
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                                  (UNAUDITED)
                       (In thousands of Canadian dollars)

                                                           2003                 2002
                                                          ------               ------
Revenue                                                   586,129              633,563
Operating expenses                                        292,703              302,293
Selling, general and administrative expenses              140,830              154,767
                                                       ----------            ---------
                                                          152,596              176,503
Amortization of intangibles                                 4,375                4,375
Amortization of property, plant and equipment              18,467               19,211
Other amortization                                          1,305                1,382
                                                       ----------            ---------
Operating income                                          128,449              151,535
Interest expense                                          (81,948)             (89,885)
Interest income                                             4,700                    -
Amortization of deferred financing costs                   (2,531)              (2,442)
Interest rate swap gains (losses)                            (495)                  14
Foreign exchange gains (losses)                             4,984                  (19)
Investment gains                                              249                    -
Dividend income                                             1,415                1,533
                                                       ----------            ---------
                                                           54,823               60,736
Provision for income taxes                                 12,557               17,748
                                                       ----------            ---------
Earnings before the following                              42,266               42,988
Interest in earnings of Network TEN                        38,893               25,777
Interest in loss of other equity accounted affiliates        (163)                (330)
Realized currency translation adjustment                      500                    -
                                                       ----------            ---------
Net earnings for the period                                81,496               68,435
                                                     ============            =========
Net earnings per share
   Basic                                                    $0.46                $0.39
   Diluted                                                  $0.46                $0.36


The following financial information has been prepared on a combined basis to proportionately consolidate the Company's 57.0% interest in Network TEN. This financial information is supplemental to the Company's consolidated financial statements and is designed to provide more complete disclosure of the scope of the Company's operations.



                       CANWEST GLOBAL COMMUNICATIONS CORP.
                         COMBINED STATEMENTS OF EARNINGS
                     FOR THE THREE MONTHS ENDED NOVEMBER 30
                                   (UNAUDITED)

                       (in thousands of Canadian dollars)

                                                                  2003           2002
                                                                 -------        -------
Revenue                                                          718,740        740,009
Operating expenses                                               504,702        520,725
                                                                 -------        -------
Operating profit before undernoted                               214,038        219,284
Corporate expenses                                                 6,313          4,887
                                                                 -------       --------
Operating profit before amortization (EBITDA)                    207,725        214,397
Amortization of intangibles                                        4,375          4,375
Amortization of property, plant and equipment                     20,843         21,228
Other amortization                                                 1,398          1,471
                                                                 -------        -------
Operating income (EBIT)                                          181,109        187,323
Interest expense                                                 (85,402)       (92,554)
Interest income                                                    4,700              -
Amortization of deferred financing costs                         (2,531)         (2,442)
Interest rate swap gains                                             540             14
Foreign exchange gains (losses)                                    4,984            (19)
Investment gains                                                     249              -
Dividend income                                                    1,415          1,533
                                                                 -------        -------
Earnings before income taxes (EBT)                               105,064         93,855
Provision for income taxes                                        23,905         25,090
                                                                 -------        -------
Earnings before the following                                     81,159         68,765
Interest in loss of equity accounted affiliates                     (163)          (330)
Realized currency translation adjustment                             500              -
                                                                 -------        -------
Net earnings for the period                                       81,496         68,435
                                                                 =======        =======
Net earnings per share:
   Basic                                                           $0.46          $0.39
   Dilute                                                          $0.46          $0.36


                                                CANWEST GLOBAL COMMUNICATIONS CORP.
                                              COMBINED BUSINESS SEGMENT INFORMATION(1)
                                                            (UNAUDITED)
                                                 (in thousands of Canadian dollars)



                                                              For the three months ended November 30
                                                         -------------------------------------------------
                                                                2003             2002             2002
                                                               Actual           Actual          Proforma
                                                              --------         --------         --------
                                                                                                   (2)
REVENUE
Television
Canada                                                         191,457          214,506          214,506
Australia - Network TEN                                        121,387           96,239           96,239
New Zealand - 3 and C4                                          30,863           26,211           26,211
Ireland - TV3                                                    9,860           10,101           10,101
                                                              --------         --------         --------
                                                               353,567          347,057          347,057

Radio - New Zealand                                             21,358           17,845           17,845

Entertainment - Canada                                          34,225           48,044           48,044

Publishing and Online  - Canada                                303,458          319,896          296,668

Outdoor - Australia                                             11,224           10,207           10,207

Intersegment revenues                                           (5,092)          (3,040)          (3,040)
                                                              ---------        --------         --------

TOTAL REVENUE                                                  718,740          740,009          716,781
                                                              ========         ========         ========

OPERATING PROFIT
Television
Canada                                                          56,170           81,397           81,397
Australia - Network TEN                                         52,640           37,025           37,025
New Zealand - 3 and C4                                           9,861            7,243            7,243
Ireland - TV3                                                    3,724            3,987            3,987
                                                              --------         --------         --------
                                                               122,395          129,652          129,652

Radio - New Zealand                                              7,087            5,354            5,354

Entertainment - Canada                                          (1,086)           1,615            1,615

Publishing and Online  - Canada                                 83,153           81,794           74,869

Outdoor - Australia                                              2,489              869              869
                                                              --------         --------         --------

SEGMENT OPERATING PROFIT                                       214,038          219,284          212,359
Corporate expenses                                               6,313            4,887            4,887
                                                              --------         --------         --------
OPERATING PROFIT (EBITDA)                                      207,725          214,397          207,472
                                                              ========         ========         ========


(1) Combined results include the Company's 57.0% economic interest in Network
    TEN.
(2) Proforma results exclude the results of Community newspapers sold February 14, 2003.